SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                       ___________________
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. 1 - Final)


                     COMPTEK RESEARCH, INC.
                  _____________________________
                        (Name of Issuer)

                 Common Stock (Par Value $0.02)
                  _____________________________
                 (Title of class of securities)

                           204682 10 8
                  _____________________________
                         (CUSIP number)

    Christopher A. Head, Executive Vice President and General
                Counsel, Comptek Research, Inc.,
          2732 Transit Road, Buffalo, NY (716) 677-4070
________________________________________________________
            (Name, address and telephone number of person authorized to receive notices and communications)

                        September 4, 1997
          _____________________________________________
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rue 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).
                 (Continued on following pages)
                       (Page 1 of 3 Pages)

CUSIP No. 204682 10 8         13D         Page 2 of 3 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE

       Nichan Tchorbajian, S.S. ####-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)   [ ]
                                               (b)   [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
       PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF       7      SOLE VOTING POWER
 SHARES                245,718
BENEFICIALLY    8      SHARED VOTING POWER
OWNED BY               N/A
EACH            9      SOLE DISPOSITIVE POWER
REPORTING              245,718
PERSON         10      SHARED DISPOSITIVE POWER
WITH                   N/A

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       245,718

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES *
                                                     [ ]

  13   PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
       4.652%

  14   TYPE OF REPORTING PERSON*
       IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204682 10 8       SCHEDULE 13D     Page 3 of 3 Pages

            Amendment No. 1 (Final) to Schedule  13D

     This statement amends the Schedule 13D, filed on March 18, 1996, by Nichan Tchorbajian (Mr. "Tchorbajian"). The purpose of this amendment is to report Mr. Tchorbajian's deposition of shares of Comptek Research, Inc. (the "Issuer") and the reduction of his ownership in the Issuer to approximately 4.7% (1).

     Item 5 of Schedule 13D is hereby amended in its entirety as of the date hereof, as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of September 4, 1997, Mr. Tchorbajian owns directly
          245,718 shares of Common Stock of the Issuer
          (approximately 4.7% of the shares outstanding). He has sole power to vote or to direct the vote of all such shares.

          Except for the sale of shares by Mr. Tchorbajian to the Issuer in private transactions listed below, Mr.
          Tchorbajian had no other transactions in the shares of the Issuer during the last sixty days.


                      Shares Sold by Mr. Tchorbajian

                     Number of                           Total
             Date      Shares      Price    Commission  Proceeds

            8/8/97     10,000      7.75        ---       $77,500
            9/4/97     50,000      7.625       ---      $381,250

          Mr. Tchorbajian ceased to be the owner of more than 5% of the Common Stock of the Issuer on September 4, 1997.
          Accordingly, Mr. Tchorbajian no longer has a reporting obligation under Section 13(d) of the Securities
          Exchange Act with respect to the Common Stock.

Signature:

     After reasonable inquiry and to the best of the reporting person's knowledge and belief, the undersigned reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:     September 12, 1997


Signature:     /S/Nichan Tchorbajian

Name:          Nichan Tchorbajian

_____________

          (1) Mr. Tchorbajian's ownership percentage is based on 5,281,895 shares of Issuer outstanding as of July 25, 1997, as reported on the Issuer's Form 10-Q for the quarter ended June 27, 1997.